FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

News Release dated September 5, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 5, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Clarification to September 4, 2008 News Release

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB:ASWRF) (BERLIN: AMO), September 5, 2008, 12:30 p.m. PST – Anglo Swiss Resources Inc. (the “Company”) would like to clarify a statement made in the news release dated September 4, 2008 with respect to the term ore bodies and the reference to historical reserve estimates.

The Company currently does not have any current mineral resources on the property.The historical reserves have not been verified by a current feasibility study and should not be relied upon.

MPH Consulting Ltd. has been retained as independent consultants to Anglo Swiss for exploration planning and the modeling of historical drill data, current geophysical data and historical mine data.

Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.